Exhibit (a)(1)(G)

Press Release

For Immediate Release: 12/22/2010

Affiliates of H.I.G. Capital Launch $8.00 Per Share Cash Tender Offer for All Outstanding Shares of Matrixx Initiatives, Inc.

SCOTTSDALE, AZ and MIAMI, FL, December 22, 2010 — Matrixx Initiatives, Inc. (Nasdaq: MTXX) (“Matrixx” or the “Company”) and H.I.G. Capital, LLC, a leading global private investment firm, today announced that Wonder Holdings, Inc. and Wonder Holdings Acquisition Corp., both affiliates of H.I.G. Capital, LLC formed for the purpose of acquiring Matrixx, have commenced a tender offer to acquire all of the outstanding shares of the Company’s common stock for $8.00 per share in cash in accordance with the previously announced Agreement and Plan of Merger, dated as of December 14, 2010, entered into by Wonder Holdings Acquisition, Wonder Holdings and Matrixx. The aggregate value of the proposed transaction is approximately $75.2 million.

Upon the successful closing of the tender offer, shareholders of Matrixx will receive $8.00 in cash for each share of the common stock of the Company tendered in the offer, without interest and less any applicable withholding taxes. Following completion of the tender offer, pursuant to the terms of the merger agreement Wonder Holdings will complete a second-step merger in which any remaining common shares of Matrixx will be converted into the right to receive the same per share price paid in the offer.

Today, Wonder Holdings Acquisition and Wonder Holdings are filing with the Securities and Exchange Commission (SEC) a tender offer statement on Schedule TO, including an offer to purchase and related letter of transmittal, setting forth in detail the terms of the tender offer. Additionally, Matrixx is filing with the SEC today a solicitation/recommendation statement on Schedule 14D-9 setting forth in detail, among other things, the recommendation of the Company’s board of directors that the stockholders of Matrixx tender their shares into the tender offer.

Completion of the transaction is subject to customary conditions, including, but not limited to, (i) a majority of the outstanding Shares (determined on a fully-diluted basis) having been validly tendered and not withdrawn prior to the expiration of the Offer and (ii) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, but it is not subject to any financing condition.

The tender offer and withdrawal rights are scheduled to expire at 11:59 p.m., New York City time, on Monday, January 24, 2011, unless extended or earlier terminated.

Under the terms of the merger agreement, Matrixx may solicit acquisition proposals from third parties until 11:59 p.m., New York City time, on Saturday, January 22, 2011. The Company’s financial advisor, Sawaya Segalas & Co., LLC, is assisting the Company’s board of directors in connection with the solicitation. It is not anticipated that any developments will be disclosed with regard to this process unless the Company’s board of directors makes a decision with respect to a potential superior proposal. There are no guarantees that this process will result in a superior proposal.

About Matrixx Initiatives, Inc.

Matrixx Initiatives, Inc. is an over-the-counter healthcare company that develops and markets Zicam® products. Zicam, LLC, its wholly-owned subsidiary, markets and sells Zicam® products in the cough and cold category. The Company markets Zicam brand pharmaceuticals, including Zicam Cold Remedy in multiple oral delivery forms; Zicam Allergy and Congestion Relief products; as well as Zicam Cough and Zicam Multi-Symptom relief items. For more information regarding Matrixx products, go to www.Zicam.com. To find out more about Matrixx Initiatives, Inc. (Nasdaq: MTXX), visit our website at www.matrixxinc.com. For additional information, contact William Hemelt, President and Chief Executive Officer, at 602-385-8888, or Bill Barba, Vice President of Finance & Accounting, at 602-385-8881. Matrixx is located at 8515 E. Anderson Dr., Scottsdale, Arizona 85255.

About H.I.G. Capital

H.I.G. Capital is a leading global private equity investment firm with more than $8.5 billion of equity capital under management. Based in Miami, and with offices in San Francisco, Atlanta, Boston, and New York in the U.S., as well as affiliate offices in London, Hamburg and Paris in Europe, H.I.G. specializes in providing capital to small and medium-sized companies with attractive growth potential. H.I.G. invests in management-led buyouts and recapitalizations of profitable and well-managed service or manufacturing businesses. H.I.G. also has extensive experience with financial restructurings and operational turnarounds. Since its founding in 1993, H.I.G. has invested in and managed more than 200 companies worldwide. For more information, please refer to the H.I.G. website at www.higcapital.com.

Notice to Investors

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company’s common stock. INVESTORS AND STOCKHOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION. The tender offer statement on Schedule TO is being filed by Wonder Holdings Acquisition Corp. and Wonder Holdings Inc. with the SEC, and the solicitation/recommendation statement on Schedule 14D-9 is being filed by Matrixx Initiatives, Inc. with the SEC. The offer to purchase, forms of letter of transmittal and related documents and the solicitation/recommendation statement on Schedule 14D-9 will be mailed to the Company stockholders. Investors and stockholders may also obtain a free copy of these statements and other documents filed by Wonder Holdings Acquisition and Wonder Holdings or the Company with the SEC at the website maintained by the SEC at www.sec.gov. The tender offer statement and related materials, solicitation/recommendation statement, and such other documents may be obtained for free by directing such requests to D. F. King & Co., Inc., the information agent for the tender offer, at (212) 269-5550 for banks and brokers or (800) 347-4750 for shareholders and all others.

Forward Looking Statements

This press release may contain “forward-looking statements”. The words “may,” “could,” should,” “would,” “believe,” anticipate,” “estimate,” “expect,” “intend,” “plan,” “target,” “goal,” and similar expressions are intended to identify forward-looking statements. All forward-looking statements are subject to certain risks and uncertainties and are subject to change based on various factors, many of which are beyond our control. These risks and uncertainties include, but are not limited to, uncertainties as to how many of the Company stockholders will tender their stock in the offer; the possibility that competing offers will be made; and the possibility that various closing conditions for the transaction may not be satisfied or waived and risks and uncertainties relating to these matters that are discussed in documents filed with the SEC by the Company as well as the tender offer documents that are being filed by Wonder Holdings Acquisition and Wonder Holdings and the solicitation/recommendation statement that is being filed by the Company. Neither H.I.G. nor the Company undertakes any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.